                                                                       EXHIBIT 1




                                February 9, 1998




VIA FAX (404) 622-1691 & MAIL
Production Services-Atlanta, Inc.
2000 Lakewood Way, Building 4           PERSONAL & CONFIDENTIAL
Atlanta, Georgia 30315
Attn:  Marion Crowder

     RE:  PURCHASE AGREEMENT

Gentlemen:

     When countersigned by you, as hereinafter provided, this letter shall constitute our understanding with respect to the purchase by Camera Platforms International, Inc. ("Shotmaker") of all of the assets of Production Services-Atlanta, Inc. ("PSA") upon the terms and conditions set forth herein:

     1. PURCHASE AND SALE. Shotmaker agrees to purchase and PSA agrees to sell to Shotmaker all of the assets of PSA located in Atlanta, Nashville and elsewhere.

     2. PURCHASE PRICE. The purchase price which Shotmaker agrees to pay and PSA agrees to accept is in the range of one million eight hundred thousand dollars ($1,800,000) to two million five hundred thousand dollars ($2,500,000), payable as follows:

         a. All in cash or stock of the publicly traded company for Shotmaker at the closing, except for Shotmaker's assumption or payment of the obligations described in Exhibit "A" hereto (the "Schedule of Liabilities") to be mutually agreed upon by both parties.

     3. DUE DILIGENCE. Upon the full execution hereof, Shotmaker shall conduct such due diligence as we deem necessary to verify the information represented to us with respect to PSA. We shall have reasonable access to the books and records of PSA and an opportunity to contact the creditors, including Leonard Studio Equipment Co., Inc. to verify the unpaid balance of that certain promissory note dated July 1, 1996 in the face amount of $481,706.94. At such time as we have completed our due diligence but in no event later than March 31, 1998, we shall notify PSA of our intention to close the transaction (provided that no significant, adverse information is discovered during the due diligence process).

Production Services-Atlanta, Inc.
February 9, 1998
Page 2



     4. CLOSING. The closing shall occur at your offices at 10:00 a.m. on Friday, April 3, 1998, at which time we shall deliver to you a cashier's check in the amount of the cash portion of the purchase price, a promissory note, if necessary, to reflect the terms portion of the purchase price, a stock certificate, if appropriate, a promissory note, if necessary, to reflect the terms portion of the purchase price and an agreement to assume and/or pay all of the liabilities set forth in Exhibit "A". In addition, at that time, you shall provide to us a bill of sale for all of the assets being conveyed, lien free. We shall exchange such additional documentation as shall be necessary or appropriate to reflect the understandings contemplated hereby.

     5. BINDING EFFECT. Following the full execution hereof, and at the parties' option, we shall authorize our respective attorneys to prepare the appropriate documents to more fully reflect our understanding. Until such time as said documents have been executed, this agreement shall bind the parties. In the event either party elects not to proceed with this transaction through no fault of that party, he shall be entitled to a break up fee in the amount of the actual out-of-pocket expenses, but in no event less than $25,000.

     6. BROKERS AND FINDERS. Each party hereto represents and warrants to the other that no broker, finder or investment advisor has acted on its behalf in connection with this acquisition that may be entitled to a finder's fee or commission as a result hereof.

     7. NOTICES. All notices, requests, demands and other communications under this letter of intent shall be in writing and shall be deemed to have been duly given on the date of delivery, if delivered personally or by telefax or similar transmittal (with receipt acknowledged), to the party to whom notice is to be given, or on the fifth business day after mailing if mailed by first class mail, registered or certified, postage prepaid and properly addressed as follows:

     If to Shotmaker:    Camera Platforms International, Inc.
                         10909 Vanowen Street
                         North Hollywood, California 91605
                         Attn: Roy Atlas
                         Facsimile (818) 623-1710

     With a copy to:     William O. Fleischman, Esq.
                         1900 Avenue of the Stars, Suite 2410
                         Los Angeles, California 90067
                         Facsimile (310) 552-0834

Production Services-Atlanta, Inc.
February 9, 1998
Page 3


     If to PSA:          Production Services-Atlanta, Inc.
                         2000 Lakewood Way, Building 4
                         Atlanta, Georgia 30315
                         Attn: Marion Crowder
                         Facsimile (404) 622-1691

     With a Copy to:     David Ethridge, C.P.A
                         3500 Piedmont Road, N.E., Suite 525
                         Atlanta, Georgia 30305
                         Facsimile (404) 262-7046

     8. APPRAISAL OF ASSETS. As part of our due diligence process, and following the full execution hereof, we shall authorize T/A Appraisal, Inc. to conduct an appraisal of all of PSA's assets, which will be relied upon by us and our lender in funding the cash portion of the purchase price. You agree to make your facility and the assets available for inspection during business hours and subject to the prior rental of certain inventory items.

     9. CONFIDENTIALITY. You hereby acknowledge that Shotmaker is a public company and that any announcement of this transaction shall be by a joint press release approved by our respective counsel before distribution.

     10. SALE STRUCTURE. Following the full execution hereof, we agree to have our respective accountants and lawyers confer to determine the most advantageous sale structure -- stock or asset sale -- and to cooperate in effectuating same.

     If the foregoing is acceptable to you, please so indicate by signing the attached copy of this letter and returning same to the undersigned. This offer shall be deemed withdrawn if not accepted in writing prior to February 17, 1998.


                                   Cordially,
                                   /S/

                                   William O. Fleischman



Agreed and accepted this __ day of February 1998.

PRODUCTION SERVICES -- ATLANTA, INC.

By /S/
  ----------------------------------------
  Marion Crowder,
  personally and on behalf of the Company

cc: David Ethridge

                                    March 6, 1998


VIA FAX (404)622-1691 & MAIL
Marion H. Crowder
Yasuko Crowder
Production Services-Atlanta, Inc.
2000 Lakewood Way, Building 4
Atlanta, Georgia  30315

        RE:    MODIFICATION TO PURCHASE AGREEMENT

Dear Marion and Mrs. Crowder:

        Your proposal of March 4, 1998 is acceptable with the following clarifications and modifications:

        1. The purchase price shall be two million one hundred thousand dollars ($2,100,000). However, we will agree that $600,000 of the price shall be evidenced by 600,000 shares of common stock of Shotmaker, even though it is currently trading for slightly less than $1.

        2. The note described in paragraph 2b shall be secured by a second position on all of the assets we are acquiring from you, not all of the assets of Shotmaker.

        3. As control shareholder, we shall recommend Marion Crowder for a board seat at the next regularly scheduled meeting of the shareholders. In any event, Marion shall be assured a position on the Shotmaker Advisory Board.

        4. Shotmaker will assume all prospective operating expenses, such as payroll and leases as of the closing, provided said obligations are disclosed, reviewed by us and approved prior to the closing. Shotmaker has approved and will assume the leases for the Atlanta office space, the Nashville office space and the Atlanta studio space. Since this is an asset purchase, we will not be assuming any liabilities, except as expressly agreed in writing. As to payroll, we will hire certain of your employees as of the date of the closing and any accrued vacation pay or other prior obligations to them shall be your responsibility.

Marion H. Crowder
Yasuko Crownder
March 6, 1998
Page 2


        5. Title insurance may not be available for this transaction, although we will notice a bulk sale, if necessary, and exchange such additional documentation as may be necessary or appropriate at the closing.

        6. Your request for a post-closing 30 day transition period is acceptable. Prior to that time, we shall have the right to put Trevor Barker, or any other mutually acceptable employee of Shotmaker, on your premises to assist you in operations at our expense, to better understand and learn your business and to make decisions with you as to matters such as which employees to keep following the closing, which equipment may be sold prior to closing, except as in the ordinary course of business, and so on. This shall be our "due diligence" which we expect to complete by the end of this month so that we can close by April 3, 1998, as stated in my February 9, 1998 letter.

        Except as modified hereby, your offer is accepted. Please let me know if any of the foregoing is unacceptable to you. If not, please sign below and fax a signed copy to me.

                                   Cordially,

                                   /S/

                                   William O. Fleischman


Agreed:
/S/
-----------------------
Marion H. Crowder


/S/
------------------------
Yasuko Crowder



cc:  David Ethridge, C.P.A.

                             SECURED PROMISSORY NOTE

                                    April 3, 1998

$500,000                                                Los Angeles, California


        FOR VALUE RECEIVED, Camera Platforms International, Inc., a Delaware Corporation ("CPI" or "Obligor"), with offices at 10909 Vanowen St., North Hollywood, California 91605, hereby promises to pay to PRODUCTION SERVICES-ATLANTA, INC. ("PS-A"), at 2000 Lakewood Way, Building 4, Atlanta, Georgia 30315, or at such other address as the holder of this secured promissory note ("Note") may specify in writing, the principal sum of Five hundred thousand dollars ($500,000) plus interest at the rate of eight percent (8%) per annum. Principal shall be due and payable three years from the date hereof. Interest on the unpaid principal shall be payable quarterly with the first interest payment due on July 3, 1998.

        Voluntary prepayment of the principal balance of this Note shall be permitted at any time.

        This Note is secured by collateral consisting of all the equipment, inventory (whether for sale or rental), furniture, furnishings, machines, vehicles, tools and other materials which were transferred from PS-A to CPI as of April 3, 1998.

        The validity and interpretation of this Note shall be governed and construed in accordance with the laws of the State of California.

        If this Note is not paid when due, the Obligor promises to pay all costs of collection and reasonable attorney's fees incurred by the holder regardless of whether or not suit is filed hereon.

CAMERA PLATFORMS INTERNATIONAL, INC.


BY: _________________________________________
        Roy Atlas, President

                                                           March 4, 1998

Mr. William O. Fleischman
W/F Investment Corp.
1900 Avenue of the Stars,
Suite 2410
Los Angeles, CA 90067

VIA FACSIMILE: (310) 552-0834

Dear Mr. Fleischman:

This letter outlines the terms of our agreement for the purchase by Camera Platforms International, Inc. ("Shotmaker") of all the assets of Production Services-Atlanta, Inc. ("PS-A").

1. Purchase and Sale Shotmaker agrees to purchase the PS-A agrees to sell to Shotmaker all of the assets of PS-A located in Atlanta, Nashville and elsewhere.

2. Purchase Price The purchase price which Shotmaker agrees to pay and PS-A agrees to accept is two million one hundred dollars ($2,100,000), payable as follows:

     a.   $1,000,000 in cash at closing;

     b. $500,000 evidenced by a promissory note having a term of three years, payable interest only quarterly at eight percent (8%) per annum. Should Shotmaker secure a line of credit or financing at a rate of interest lower than eight percent (8%), the note would immediately be paid in full with all accrued interest. PS-A would be allowed to file a UCC-1 as a second position on all assets of Shotmaker.

     c. $600,000 evidenced by issuance of $600,000 shares of common stock of Shotmaker valued for purpose of issuance at one dollar ($1) per share.

3. Board Seat Concurrent with the sale of the assets of PS-A, Shotmaker will elect Marion Crowder as a board member for a term of three years.

4. Discounting of Liabilities As part of PS-A's effort to discount existing liabilities, Shotmaker will assist in strategy, negotiations and efforts to settle outstanding liabilities. Shotmaker agrees to maintain confidentiality of the transaction and agrees that the wording and timing of any such announcement or press release of this transaction shall be agreed to by both parties.

5. Assumption of Operating Expenses Shotmaker agrees to assume all operating expenses, including payroll, as well as leases for office space, studio space, rental equipment and office equipment existing on the date of closing, and will indemnify and hold PS-A harmless from any claims arising therefrom.

6. Title Insurance In the interest of protecting both parties, Shotmaker agrees to purchase title insurance in conjunction with the purchase of PS-A.

7. Close-Out Period PS-A is to have 30 days after the date of closing to finalize its books and records through the date of closing, and to have sufficient time to remove files not necessary to continuing operation by Shotmaker.

If the above terms and conditions are acceptable to you, please so indicate by signing the attached copy of this letter and returning same to PS-A. This offer shall be deemed withdrawn if not accepted in writing prior to March 9, 1998.


Best Regards,

/S/
---------------------------------------
Marion Crowder


/S/
---------------------------------------
Yasuko Crowder


Agreed and accepted this 6th day of March 1998
(see 3/6/98 modifications)

CAMERA PLATFORMS INTERNATIONAL, INC.



By  /S/
   ------------------------------------
   William O. Fleischman, Chairman